Stodo Technologies LLC

Statements of Changes in Members' Equity

Two Years Ended Decmber 31, 2017

(Unaudited)

	Membership Interest Units						
	Units		Amount		Retained Earnings		Total Members' Equity
Balance, Decmber 31, 2015	6,001,800	$	8,500	$	56	$	8,556
			-				-
Net income					796		796
Balance, December 31, 2016	6,001,800	$	8,500	$	852	$	9,352
Net income					5,896		5,896
Balance, December 31, 2017	6,001,800	$	8,500	$	6,748	$	15,248